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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders of Cenovus Energy Inc. (the "Corporation") will be held on Wednesday, April 25, 2012 at 2:00 p.m. Calgary time in the Telus Convention Centre, Exhibition Hall E, North Building, 136 - 8 Avenue S.E., Calgary, Alberta, Canada.

The purpose of the meeting is to consider and take action on the following matters:

1.
to receive the consolidated financial statements of the Corporation, together with the auditor's report thereon for the year ended December 31, 2011;

2.
to elect directors of the Corporation;

3.
to appoint auditors of the Corporation;

4.
to consider an ordinary resolution amending and reconfirming the Corporation's shareholder rights plan;

5.
to consider a non-binding advisory resolution on the Corporation's approach to executive compensation;

6.
to consider the shareholder proposal set out in Appendix B to the accompanying management proxy circular; and

7.
to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders registered at the close of business on March 1, 2012 are entitled to receive notice of and vote at the meeting. Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy in the envelope provided. To ensure your vote is counted, proxies must be received by CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7 Avenue S.W., Calgary, Alberta, Canada, T2P 2Z1, no later than 2:00 p.m. Calgary time on April 23, 2012 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Shareholders may also vote their Common Shares by telephone or through the internet up to 48 hours prior to the start of the meeting, using the procedures described in the enclosed form of proxy or voting instruction form, as applicable, and the accompanying management proxy circular.

Your vote is important. Please read the enclosed materials carefully. If you have any questions, please contact our proxy solicitation agent, Phoenix Advisory Partners, toll-free in North America at 1-800-622-1642. An audio webcast of the meeting will be available on our website at www.cenovus.com.

By order of the Board of Directors of Cenovus Energy Inc.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 5, 2012

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.